Exhibit 4.2

[FORM OF]

MATERIAL TECHNOLOGIES, INC.
Stock Option Agreement
Under 2006/2007 Non-Qualified Company Stock Grant and Option Plan

          THIS STOCK OPTION AGREEMENT is entered into the ____ day of _____________, 20___, between Material Technologies, Inc., a Delaware corporation (the “Corporation” or “Grantor”) and _____________________________ (the “Grantee”), with respect to the following facts:

          Pursuant and subject to the Corporation’s 2006/2007 Non-Qualified Company Stock Grant and Option Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by this reference (the “Plan”), the Corporation’s Board of Directors, or authorized committee thereof, has determined that it is to the advantage and interest of the Corporation and its stockholders to grant the option provided for herein to Grantee.  The parties agree as follows:

          1.       GRANT OF OPTION:  For value received, the Corporation hereby grants to Grantee the right and option to purchase, on the terms and conditions hereinafter set forth, an aggregate of ____________ shares of the Corporation’s Class A Common Stock.  The exercise price shall be $___________ per share.

          2.       TIME AND MANNER OF EXERCISE:  From and after __________________, and during each of the ________ (__) succeeding one-year periods commencing on the anniversary thereof, Grantee shall have the right to purchase from Grantor ______ percent (__%) of the aggregate number of shares of Class A Common Stock of Grantor subject to this Option, on a cumulative basis (total ____________ shares).  The purchase shall be made upon delivery to Grantor of a notice of exercise accompanied by a certified or cashier’s check in payment of the aggregate option price.  Promptly upon receipt of such material, Grantor will deliver to Grantee stock certificate(s) representing the number of shares purchased in accordance with the foregoing and during Grantee’s lifetime, duly registered in the name(s) of Grantee and, at Grantee’s election, his or her spouse.  The failure to exercise an option with respect to any shares of Grantor’s Class A Common Stock for which the right has accrued during any one-year period shall not result in the termination of the option with respect to such shares of Stock; rather the same shall cumulate and be eligible for exercise during the remainder of the option term.

          3.       ANTIDILUTION PROVISIONS:  The number of shares that Grantee is entitled to purchase upon the exercise of this Option and the purchase price of those shares are subject only to the adjustments set forth in Section 5.6 of the Plan.

          4.       INVESTMENT UNDERTAKING; NONASSIGNABILITY:  This Option may be exercised only by Grantee during his or her lifetime.  Grantee will hold this Option and the rights arising hereunder for investment and not with a view to distribution, and upon exercise will deliver a letter confirming Grantee’s nondistributive intent with respect to the shares of Class A Common Stock received.  Grantee will not transfer or assign this Option, except by will or the laws of intestate succession.

          5.       EXPIRATION:  This Option shall terminate and expire at midnight on the date that is __________ (__) years after the date of this Agreement, or four (4) months after the date that Grantee ceases to be eligible to participate in the Plan in accordance with Section 3 of the

Plan, whichever is earlier.  However, if Grantee dies while still eligible to participate in the Plan, his or her executor(s) or administrator(s), or any person or persons who acquired the Option from the Grantee by bequest or inheritance, shall, during the 12-month period commencing on the date of the Grantee’s death, have the right to exercise this Option with respect to the shares that remain subject to this Option on that date, subject to the conditions that this Option (i) shall in no event be exercisable after its expiration in accordance with this Section 5 and (ii) it shall be exercisable by such representative(s) or successor(s) only to the extent that the Grantee’s right to exercise this Option had accrued pursuant to Paragraph 2 hereof at the time of the Grantee’s death and had not previously been exercised.  Any options not exercisable or not exercised prior to the end of such 12-month period shall be automatically null and void.

          6.       REPRESENTATIONS OF GRANTOR:  So long as this Option remains outstanding and unexpired, Grantor will reserve for issuance upon the exercise of this Option the number of shares of Grantor’s Class A Common Stock that are subject to this Option.  The shares of Class A Common Stock of Grantor subject to this Option shall, when issued, be validly issued, fully paid and nonassessable.  Grantor will pay, when due and payable, any and all federal and state taxes or fees that may be payable by Grantor with respect to the grant of this Option or the issuance of any shares of Class A Common Stock or certificates therefore subject to this Option.  However, this does not include any federal, state or other personal income tax payable by the Grantee by virtue of (i) the grant of this Option; (ii) the issuance of any share of Class A Common Stock upon exercise thereof; or (iii) any subsequent disposition of such shares which shall remain the obligation of the Grantee.

          7.       WITHHOLDING TAXES:  If the Corporation determines that it is required to withhold federal, state or local tax as a result of the exercise of this Option, the Grantee, as a condition to the exercise of this Option, shall make arrangements satisfactory to the Corporation to enable it to satisfy such withholding requirements.

          8.       NOTICE:  Any notice, request, or instructions given in connection with this Option shall be in writing and shall be delivered in person during normal business hours, by facsimile, or by overnight mail against a receipt for delivery, to the following addresses:

                    (a)       If to Grantor, at Material Technologies, Inc., 11661 San Vicente Blvd., Suite 707, Los Angeles, CA  90049, Facsimile No. (310) 473-3177, Attention: President.

                    (b)       If to Grantee, at ___________________________, Facsimile No. ____________ or at such other address as either of the parties shall have given notice to the other in accordance with the provisions hereof.

          9.       COMMITTEE DETERMINATION FINAL:  The interpretation and construction of the Plan and this Stock Option Agreement, including any inconsistency between the two documents, shall be reserved to and made by the Committee of the Board of Directors provided for under the Plan.  The Committee’s determinations shall be final as between the parties hereto unless otherwise determined by the Board of Directors of Grantor.

          10.       GOVERNING LAW:  This Option is granted and delivered in the State of California and is intended to be construed and enforced under the laws thereof.

          IN WITNESS WHEREOF, this Option is executed on behalf of Grantor and its duly authorized officers and by Grantee as of this ___ day of _____________, 20___.

                                                                                                      GRANTOR

                                                                                                      Material Technologies, Inc.
                                                                                                      an Delaware corporation

                                                                                                      By:
                                                                                                      Its:

                                                                                                      GRANTEE

EXHIBIT A

Material Technologies, Inc.
2006/2007 Non-Qualified Company
Stock Grant and Option Plan